SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Navistar International Corporation
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

63934E108
(CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment Number 23 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Navistar International Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2011, as amended by Amendment Number 1 to Schedule 13D, filed with the SEC on November 2, 2011, by Amendment Number 2 to the Schedule 13D, filed with the SEC on November 15, 2011, by Amendment Number 3 to the Schedule 13D, filed with the SEC on December 6, 2011, by Amendment Number 4 to the Schedule 13D, filed with the SEC on June 8, 2012, by Amendment Number 5 to the Schedule 13D, filed with the SEC on July 11, 2012, by Amendment Number 6 to the Schedule 13D, filed with the SEC on July 24, 2012, by Amendment Number 7 to the Schedule 13D, filed with the SEC on September 10, 2012, by Amendment Number 8 to the Schedule 13D, filed with the SEC on September 11, 2012, by Amendment Number 9 to the Schedule 13D, filed with the SEC on October 9, 2012, by Amendment Number 10 to the Schedule 13D, filed with the SEC on October 25, 2012, by Amendment Number 11 to the Schedule 13D, filed with the SEC on December 10, 2012, by Amendment Number 12 to the Schedule 13D, filed with the SEC on July 15, 2013, by Amendment Number 13 to the Schedule 13D, filed with the SEC on July 17, 2013, by Amendment Number 14 to the Schedule 13D, filed with the SEC on July 19, 2013, by Amendment Number 15 to the Schedule 13D, filed with the SEC on April 15, 2014, by Amendment Number 16 to the Schedule 13D, filed with the SEC on June 24, 2014, by Amendment Number 17 to the Schedule 13D, filed with the SEC on December 17, 2014, by Amendment Number 18 to the Schedule 13D, filed with the SEC on December 18, 2015, by Amendment Number 19 to the Schedule 13D, filed with the SEC on September 6, 2016, by Amendment Number 20 to the Schedule 13D, filed with the SEC on March 1, 2017, by Amendment Number 21 to the Schedule 13D, filed with the SEC on March 10, 2017 and Amendment Number 22 to the Schedule 13D, filed with the SEC on March 17, 2017  (collectively, the “Schedule 13D”), each on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 7, 2020, the Reporting Persons and the Issuer entered into a Voting and Support Agreement, with TRATON SE (“Parent”) and Dusk, Inc., a wholly owned indirect subsidiary of Parent (the “Voting Agreement”), relating to the Shares.  A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
1. Voting and Support Agreement among the Reporting Persons, TRATON SE and Dusk, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8−K filed by Navistar International Corporation, with the Securities and Exchange Commission, on November 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ Keith Cozza
Name:  Keith Cozza
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ Sung Hwan Cho
Name: Sung Hwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D –
Navistar International Corporation Amendment No. 23]